EXHIBIT 10.1

Consultancy and management agreement

BETWEEN:	(1)	FIRST INDUSTRIAL- EU, INC., a company organized and existing under the laws of the State of Maryland, US, having its registered office in Belgium at Corporate Village, Davos Building — 7th floor, Da Vincilaan 7, 1930 Zaventem, represented for the purposes of this Agreement by Mr. Michael W. Brennan (“Brennan”), duly authorized agent and the President and Chief Executive Officer of FR, hereinafter referred to as the “Principal”;

AND:	(2)	JAN SCHEERS B.V.B.A., a company organized and existing under the laws of Belgium, having its registered office at 2830 Willebroek, Tisseltsesteenweg 39, represented for the purposes of this Agreement by Mr. Jan Scheers (“Scheers”), Business Manager, hereinafter referred to as the “Consultant”;

The Principal and the Consultant are hereafter together also referred to as the “Parties” and individually as a “Party”.

Whereas:
Whereas the Principal is a wholly owned subsidiary of First Industrial Investment, Inc., which is the “Taxable REIT Subsidiary” through which First Industrial, L.P., a Delaware Limited Partnership (“FILP”) does business; whereas FILP, in turn, is the entity through which First Industrial Realty Trust, Inc. (“FR”), a Maryland corporation and the REIT, does business;
Whereas the Principal is in the process of being registered as a foreign corporation in Belgium and requires specific consultancy and management services to be performed;
Whereas the Consultant is willing and capable of providing such services for the benefit of the Principal; and
Whereas the Parties have met to determine the terms and conditions of their co-operation as set out hereinafter.
The Parties have agreed as follows:
1	Subject of the agreement

Subject to the terms and conditions of this Agreement, the Consultant promises to perform the services as hereinafter defined for the benefit of the Principal, which accepts this performance.

2	Services
2.1	The Consultant shall perform the services of Managing Director — Europe.

Consequently, the Consultant shall perform consultancy, management and related services (the “Services”) for the benefit of the Principal, which shall include but are not limited to:
•	the overall responsibility for directing all the Principal’s investment, development, property management and disposition functions in the countries of the European Union (“EU”);

•	supervising the hiring of “Country Directors” in each in each of the countries of interest within the EU;

•	liaisoning with FR headquarters in connection with the above responsibilities;

•	sourcing and interacting with capital providers, including debt and equity and joint ventures;

•	interacting with FR’s Board of Directors, as requested by its management;

•	assisting in FR investor relations;

•	setting up support functions in Europe, including, but not limited to, human resources, accounting, and property management; and

•	managing the European headquarters office in [Brussels], Belgium.
The detailed nature of the services shall be regularly defined by mutual consent of the Parties. The Parties may agree upon additional services by mutual consent.

2.2	As the Consultant will represent the Principal vis-à-vis third parties as part of the performance of this Agreement, the Principal shall delegate the necessary powers to do so to the Consultant.

2.3	In rendering the Services described herein, the Consultant may engage employees, assistants, other contractors and parties (“Consultant’s Affiliates”), provided that Consultant shall be and remain solely responsible to Principal for the retention of Consultant’s Affiliates, and shall absorb without reimbursement all costs incurred in engaging Consultant’s Affiliates, unless such costs are expressly assumed, in writing, by Principal in its sole discretion. In addition, Consultant shall be responsible to Principal for any breach or non-compliance by Consultant’s Affiliates of the provisions of this Agreement, including but not limited to Articles 7, 8 and 9, it being understood that a violation of those articles by Consultant’s Affiliates shall have an identical impact as a violation by Consultant and will as such result in the identical consequence as between Consultant and Principal. Notwithstanding Consultant’s ability to engage Consultant’s Affiliates, the engagement of such persons shall in no way limit the Expert’s (as defined in article 3.3 below) responsibilities to perform the Services.
3	Consultant’s responsibilities and obligations
3.1	The Consultant will perform the Services under this Agreement to the best of its abilities in accordance with prevailing professional standards.

3.2	In performing the Services, the Consultant shall be guided by the guidelines set out by FR’s President and Chief Executive Officer and Board of Directors, including the Investment Committee and the Compensation Committee of the Board. The Consultant shall report exclusively to FR’s President and Chief Executive Officer and shall keep FR’s President and Chief Executive Officer sufficiently informed of the progress of the projects on which it is engaged, and will immediately communicate any significant problems or other information of importance to the affairs of the Principal, whilst maintaining all freedom and autonomy in organising the performance of the Services.

The frequency, content and modalities of this reporting shall be compatible with the independence characterizing the Services entrusted to the Consultant, and shall exclude any subordinate relationship of the latter or any individual(s) actually performing the Services for the Consultant vis-à-vis the Principal. The Consultant shall, upon mutually agreed modalities, report on and account for the projects completed and results achieved, but shall not be required to report on or account for its working methods. The Consultant will be liable for the performance of its Services, the final result of its activities and the realization of its tasks by virtue of this Agreement.

3.3	The Services to be provided by the Consultant under this Agreement shall in principle be provided by an expert designated by the Consultant, such as a director, an associate, an employee or an agent of the Consultant (hereafter, the “Expert”).

The Expert designated in first instance by the Consultant to perform the Services is Scheers.

Given the level of qualifications, know-how and specific experience required for the proper performance of the Services rendered under this Agreement, the Consultant agrees not to designate any person other than Scheers or replace — temporarily or permanently — Scheers as the Expert with anyone else without the prior written consent of the Principal. The Principal shall assess in its sole discretion whether or not such person has the personal skills and expertise required to render the Services under this Agreement.

3.4	The Consultant will perform the Services primarily in Belgium, although it acknowledges that its Expert may be required, taking into account the international nature of FR, to perform aspects of the Services in the United States as well as other countries in the EU, having regard to the requirements of the specific project with which the Consultant is dealing.
4	Modalities for the performance of the Services
4.1	The Consultant shall perform the Services in a completely independent manner. It is explicitly agreed that neither the Consultant, nor its Expert or the Consultant’s Affiliates shall be in any subordinate relationship vis-à-vis the Principal. The Expert designated by the Consultant to perform the services and the Consultant’s Affiliates shall under no circumstances be considered or behave as an employee or agent of the Principal. The Consultant, its Expert and the Consultant’s Affiliates shall not receive any direct or indirect orders or instructions from the Principal, nor shall the Principal exercise an employer’s control or authority over the Expert or the Consultant’s Affiliates.

4.2	The Consultant will organize its activities on a free and independent basis and in full liberty, as far as the time, the place and the manner of performance is concerned. Notwithstanding the above, the Consultant shall accommodate Principal’s reasonable requests with respect to regarding where and when it performs the Services.

Vis-à-vis the Principal, the Expert and the Consultant’s Affiliates shall thus, among other aspects, freely determine their work agenda and vacation arrangements without prejudice to the Consultant’s general obligation of proper performance of the Services.

4.3	In addition, the Consultant shall work cooperatively and share information with any of the officers or representatives of Principal or its Related Companies (as defined in article 7.3.6 below) assigned permanently or temporarily to duties in the EU, whether as expatriates or visitors. Without limitation, it is understood that David Draft, Executive Vice President of Operations for FR (“Draft”), or his qualified reasonably comparable successor, will, for a period of approximately two (2) years or longer, provide assistance to Consultant on behalf of Principal, and Consultant shall work on a cooperative and harmonious basis with Draft.

4.4	Considering that the Consultant shall act on an independent basis, it is solely and exclusively responsible for all social security and tax obligations, including V.A.T., related to the fees and any other compensation paid under this Agreement. The Consultant shall be solely and exclusively responsible for all social security and tax obligations which could possibly result from any contractual or legal relationship existing between the Consultant, the Expert or the Consultant’s Affiliates in the framework of the performance of the Services provided under this Agreement.

4.5	The Consultant shall hold the Principal harmless from and indemnify it for any and all claim which would originate from or relate to the conclusion, performance and/or termination of this Agreement, and which would be caused by a fault of the Consultant, the Expert and/or any of the Consultant’s Affiliates. This obligation of indemnification shall apply in particular in case of non-compliance with any obligation relating to taxes and social security.

4.6	The Principal will arrange, at its own expense, for suitable professional indemnity and civil liability insurance cover sufficient to meet any claims arising out or in connection with the Services under this Agreement.

The Consultant will indemnify the Principal and keep the Principal fully and effectively indemnified against any and all claims by any designated Expert and any of the Consultant’s Affiliates arising out or in connection with the Services, together with the cost of defending or dealing with such claims.

Moreover, the Consultant will indemnify the Principal and keep the Principal fully and effectively indemnified against any and all claims by any third parties, other than any designated Expert or any of the Consultant’s Affiliates, arising out of or in connection with the Services, which result from a wilful or negligent conduct and acts of the Expert or the Consultant’s affiliates, together with the cost of defending or dealing with such claims.
5 Fees and expenses
5.1	In consideration for the Services, the Principal shall pay to the Consultant an annualized fee of €250,000 (exclusive of V.A.T.), payable in twelve (12) equal monthly instalments of €20,833.33, payable within five (5) business days of receipt of each invoice as provided in article 5.3.

5.2	The Consultant shall bear the regular expenses incurred as a result of the performance of the Services under this Agreement. Exceptional expenses incurred by the Consultant as a result of the performance of the Services, such as international travel, lodging, business lunches and business representation, shall be reimbursed by the Principal subject to the prior approval of the Principal and the Consultant’s submission of appropriate supporting documentation.

5.3	On a monthly basis, the Consultant shall issue invoices for the Services rendered under this Agreement. These monthly invoices must contain an overview of the Services rendered for the Principal.

5.4	In addition to the fee defined under article 5.1, the Principal shall pay to the Consultant a financial incentive, to be calculated as described in article 6 and Schedule 1 attached to this Agreement.

5.5	The Principal shall provide the Consultant with the necessary infrastructure enabling it to perform the Services adequately, such as the use of a company car of a net lease cost of approximately €2,000.00 per month (and reimbursement of fuel in accordance with the Principal’s standard expense reimbursement policies), the use of a laptop computer, a personal digital assistant and a mobile phone. The Consultant will provide, at its own expense, any additional equipment, materials and facilities that the Expert and the Consultant’s Affiliates may require in order properly to carry out the Services.

5.6	The Consultant shall be affiliated to the Principal’s group insurance scheme to the extent feasible under the consultancy relationship, other than medical insurance, which shall not be provided. If such affiliation is not feasible, the Consultant shall be affiliated to an alternative scheme, for an equivalent benefit in terms of costs for the Principal.

5.7	The Consultant guarantees to the Principal that the above-mentioned fees under articles 5.1, 5.2, 5.4, 5.5 and 5.6 are the total amount of any consideration for the Services provided by the Consultant. Without limitation, no brokerage or finder’s fees can be earned or claimed by Consultant for buying, selling, financing, leasing, or sourcing capital for properties in which the Principal or its Related Companies have an interest.
6 Incentive compensation:
6.1	As incentive compensation, the Principal shall pay to the Consultant a bonus (the “NBGP Bonus”) based upon the amounts earned by the Country Directors and other transaction officers within the EU under FR’s New Business Generation Program (the “NBG Program”), provided that the Consultant is not in default under this Agreement. The bonus awards under the NBG Program are currently being calculated as described in Schedule 1 attached hereto. With particular reference to the Consultant:
6.1.1	For the first full twelve (12) months of Consultant’s engagement pursuant to this Agreement, Consultant’s aggregate NBGP Bonus, will equal Thirty Percent (30%) of the amount calculated per Schedule 1 (the “Calculated Amount”), but not less than a guaranteed minimum total of €300,000 for that twelve (12) month period;

6.1.2	For the second full twelve (12) months of Consultant’s engagement pursuant to this Agreement, its aggregate NBGP Bonus will equal Twenty Percent (20%) of the Calculated Amount, but not less than a total guaranteed minimum of €150,000 for that twelve (12) month period;

6.1.3	For the third full twelve (12) months of Consultant’s engagement, and continuing thereafter, its aggregate NBGP Bonus will equal 15% of the Calculated Amount, but with no guaranteed minimum;

6.1.4	Principal shall pay the NBGP Bonus at the same times as FR pays incentive compensation to its U.S.-based Managing Directors; and

6.1.5	All amounts earned under Consultant’s NBGP Bonus will be paid Sixty Percent (60%) in cash and Forty Percent (40%) in a grant of FR restricted stock units (the “RSU Component”):
(i)	Each restricted stock unit (“RSU”) represents the contractual commitment of FR to issue one share of FR Common Stock (“FR Shares”) in the future subject to the satisfaction of the following “Issuance Conditions”: (i) the continuous and continued engagement of the Consultant by Principal or a Related Company; and (ii) the good standing of the Consultant under this Agreement;

(ii)	The total number of RSU’s (the “Number of RSU’s”) granted on any “Grant Date” (as defined below) shall equal the quotient derived by dividing (i) Forty Percent (40%) of Consultant’s NBGP Bonus amount (expressed in US dollars) by (ii) the Issuance Price (as defined below, and also in US dollars) as of the Grant Date;

(iii)	The “Issuance Price” will be determined on the annual date that the Board of Directors determines and ratifies the NBGP Bonus, including the RSU Component (the “Grant Date”), and will be based on the fair market value of a FR Share as of the Grant Date.

(iv)	The RSU’s granted on each Grant Date shall be divided into three (3) equal tranches (“Tranche 1”, “Tranche 2”, and “Tranche 3”, respectively, and each a “Tranche”), each consisting of one-third of the total Number of RSU’s granted on the Grant Date;

(v)	For example, if the total NBGP Bonus for a given year is $1,000,000.00, then the RSU Component would be $400,000.00 (40% of $1,000,000.00). If the Issuance Price as of the Grant Date is $50.00 per FR Share, then Consultant would be granted 8,000 RSU’s: 2,666 in Tranche 1; 2,667 in Tranche 2 and 2,667 in Tranche 3;

(vi)	On the first anniversary of the Grant Date, subject to the satisfaction of the Issuance Conditions, FR shall issue to the Consultant fully paid, freely tradable FR Shares equal in number to the Tranche 1 RSU’s. Similarly, on the second anniversary of the Grant Date, FR shall issue the FR Shares underlying the Tranche 2 RSU’s and on the third anniversary, FR shall issue the FR Shares underlying the Tranche 3 RSU’s, in each case subject to the satisfaction of the Issuance Conditions as of each respective anniversary. (The three anniversaries of a Grant Date, upon each of which FR issues stock underlying previously granted RSU’s, are each referred to as an “Issuance Date”.) The RSU’s shall be subject to forfeiture prior to their respective Issuance Dates. In addition, the RSU’s shall confer no voting or dividend rights and therefore, prior to the respective Issuance Date and until FR has issued the FR Shares underlying the RSU’s to the Consultant, the Consultant shall have no voting rights or dividend rights;

(vii)	On each Issuance Date, the Consultant shall receive, in addition to the FR Shares underlying the applicable Tranche, an additional number of FR Shares constituting a “Dividend Equivalent” which shall be calculated as follows: (i) for each dividend payment date between the Grant Date and the applicable Issuance Date, a dollar amount of dividends shall be computed, equal to the total amount of dividends that would have been paid with respect to the FR Shares underlying the Tranche had all such FR Shares been issued to the Consultant on the Grant Date; (ii) this dividend amount shall be divided by the price of an FR Share as of the dividend payment date; (iii) the total of the resulting quotients for all dividend payment dates shall be the number of FR Shares which FR shall issue to the Consultant. The Dividend Equivalent FR Shares shall be issued on the applicable Issuance Date for each Tranche, subject in all events to satisfaction of the Issuance Conditions for that Tranche;

(viii)	If the Principal closes a transaction and no Country Director or transaction officer is involved or entitled to any NBGP incentive compensation, the Consultant’s NBGP Bonus percentage will equal the NBGP Bonus Consultant would have earned if a Country Manager or transaction officer had been involved in the transaction;

(ix)	The RSU’s granted hereunder may not be sold, pledged or otherwise transferred and may not be subject to lien, garnishment, attachment or other legal process;

(x)	If there is any change in the number or kind of outstanding FR Shares, FR shall make an appropriate adjustment in the number and terms of the RSU’s so that, after such adjustment, the RSU’s shall represent a right to receive the same consideration that the Consultant would have received prior to the change; and

(xi)	The RSUs shall be subject to the further terms and conditions of (i) FR’s 2001 [Equity Incentive Plan] and (ii) an RSU Agreement issued under and pursuant to the Plan with respect to each grant of RSUs to the Consultant (or its Expert).
7 Non-competition and non-solicitation
7.1	The Consultant shall not, except with the Principal’s prior written consent (which may be granted or withheld in its sole discretion), whether directly or indirectly, whether remunerated or not, and in any capacity (whether on its own behalf or on behalf of any other person, firm, company or association, whether through agents, affiliates, group companies, intermediaries, lenders, investors, consultants, brokers, joint ventures, alliances or as director, manager, shareholder of any company, consultant, agent or in any other capacity whatsoever), during the term of this Agreement, for a period of eighteen (18) months following the date on which this Agreement terminates if this Agreement is terminated on or before July 10, 2010, and for a period of twelve (12) months following the date on which this Agreement is terminates, if this Agreement is terminated after July 10, 2010, in both cases for whatever reason and on whatever grounds (the “Termination Date”), engage in any Competitive Activities.

7.2	In addition, Consultant shall not, during the term of this Agreement and for a period of twelve months following the Termination Date, directly or indirectly, for its own account or for the account of others, attempt to or actually compete for projects that are or were, at any time during the course of this Agreement, Pipeline Projects of Principal or its Related Companies.

7.3	For these purposes:
7.3.1	“Competitive Activities” means the following activities:
(i)	provide advice or assistance, or render direct or indirect services similar to the Services, for Consultant’s own benefit or for the benefit of any entity, organisation or association which is in direct or indirect competition with the Principal or any of its Related Companies;

(ii)	canvass, approach or solicit (or procure or assist with the same) any Key Customer in respect of Products or Services, endeavour to entice away from or discourage from dealing with the Principal or its Related Companies, induce to trade on different terms, and/or otherwise interfere in any manner or way with existing business relations between any Key Customer any person, entity, organisation or association who was at any time a Key Customer;

save that this clause shall not prohibit general advertising in the press or other media by the Consultant (or by any person, firm, company or association on its behalf) which is not specifically targeted at or sent to Key Customers;

(iii)	be legally or economically involved, directly or indirectly, in any way whatsoever, in activities similar or competing with the activities of the Principal;

(iv)	engage or cooperate in any act of unfair competition as to Principal or any of its Related Companies; or

(v)	offer employment to, employ, engage, solicit or entice or offer or conclude any contract for services with, or solicit or entice the employment or engagement of, or enter into a management or consulting agreement with, or enter into partnership with, any Key Person (whether or not such Key Person would commit any breach of its or her contract with the Principal), unless such Key Person had ceased to be employed or engaged by the Principal more than twelve months previously.
7.3.2	“Key Customer” means any person, firm or company who at any time during the course of this Agreement, was a client, developer, tenant, employee, manager or funder who engaged in business or transactions with, was engaged by or submitted or received written proposals to or from the Principal or the Related Companies, being a person, firm or company with whom the Expert (and the Consultant’s Affiliates) personally dealt or for whose account the Expert (and the Consultant’s Affiliates) had overall responsibility during the said twelve months.

7.3.3	“Key Person” means a person who is or was at any time during the twelve months immediately preceding the Termination Date:
(i)	an employee, director or consultant of the Principal or its Related Companies;

(ii)	a person with whom the Consultant or its Related Companies personally dealt; or

(iii)	any party subject to a management consulting agreement or comparable arrangement or relationship with the Consultant or its Related Companies.
7.3.4	“Pipeline Projects” means any proposed commercial transaction that was the subject of a written offer or proposal made by the Principal or a Related Company, whether or not such offer or proposal was accepted by the proposed counter-party, or ever evolved into a binding agreement or contract, and shall include, without limitation, any proposal or offer to act as purchaser (whether as to fee title, usufruct (ground lease) or ownership interest in a property-owing entity); lender of funds; investor or other co-principal; developer; lessor; lessee; or otherwise.

7.3.5	“Products or Services” means any products or services of a kind sold or supplied by the Principal within the period of twelve months immediately pre ceding the Termination Date and with which the Consultant was substantially concerned or for which it was responsible during the said twelve month period.

7.3.6	“Related Companies” means any related, affiliated parent or subsidiary company of the Principal.
7.4	The above non-competition obligations are geographically limited to the territory of the European Union, as well as all other countries where the Principal is active at the time of termination of this Agreement.

7.5	The Consultant undertakes that the aforementioned non-competition and non-solicitation obligations shall be observed under the same terms and conditions by any designated Expert and Consultant’s Affiliate, and the Consultant shall be responsible for any violation of these obligation committed by itself or any designated Expert and any of Consultant’s Affiliates.

7.6	If the Principal becomes aware of any infringement of the aforementioned non-competition and non-solicitation obligations by the Consultant, any designated Expert and/or any of the Consultant’s Affiliates, the Principal shall give a notice to the Consultant enjoining it to cease any such infringement within fifteen (15) days. In case of failure to comply with this injunction, the Consultant shall pay to the Principal damages (“dommages et intérêts” / “schadevergoeding”) in a lump sum amount of €175,000.00 per infringement, to be increased with €10,000.00 for each day that such infringement continues after the fifteenth day after the notice, without prejudice to seek injunctive relief or to the Principal’s right to claim additional damages on the basis of actual damage sustained.

7.7	The Consultant acknowledges that the provisions of this article 7 are reasonable and necessary to protect the legitimate interests of the Principal. However, if any of the provisions of this article 7 shall ever be held to exceed the limitations in duration, geographical area or scope or other limitations imposed by applicable law, they shall not be nullified, but the Parties shall instead be deemed to have agreed to such provisions as conform with the maximum permitted by applicable law, and any provision of this article 7 exceeding such limitations shall be automatically amended accordingly. Such provisions shall apply with such modifications as may be necessary to make them valid and effective.

7.8	Consultant and Scheers shall each be liable, on a joint and several basis, for any breach or infringement of the obligations set forth herein.
8 Confidentiality
8.1	During the performance of this Agreement as well as after its termination for whatever reason and on whatever grounds, the Consultant shall not disclose to anyone, except as may be required by the execution of its obligations under this Agreement, any information of commercial, technical, operational or financial nature, pertaining to the Principal, including any related, parent or subsidiary company of the Principal, their current or proposed projects, lenders, tenants, seller buyers, investors or clients, of which the Consultant becomes aware in the context of the performance of this Agreement or which is communicated to the Consultant.

The Consultant acknowledges that all technical and commercial data, reports, minutes of meetings, journals and accounts, oral or written data concerning the business,

methods of operation and processes utilised by the Principal (including any Related Companies) are of a strictly confidential and secret nature and of great value to the Principal.

Following the Termination Date, the Consultant shall not in any way, directly or indirectly, use costs, names, addresses, figures or any other business details and contacts made, developed or determined in the course of this Agreement.

8.2	The Consultant undertakes that the aforementioned confidentiality obligation shall be observed under the same terms and conditions by any designated Expert and the Consultant’s Affiliates and the Consultant shall be responsible for any violation of these obligation committed by itself or any designated Expert and the Consultant’s Affiliates.

8.3	If the Principal becomes aware of any infringement of the aforementioned confidentiality obligation by the Consultant, any designated Expert and/or any of the Consultant’s Affiliates, the Principal shall give a notice to the Consultant enjoining it to cease any such infringement within fifteen (15) days. In case of failure to comply with this injunction, the Consultant shall pay to the Principal damages (“dommages et intérêts” / “schadevergoeding”) in a lump sum amount of €175,000.00 per infringement, to be increased with €10,000.00 for each day that such infringement continues after the fifteenth day after the notice, without prejudice to seek injunctive relief or to the Principal’s right to claim additional damages on the basis of actual damage sustained.

8.4	Consultant and Scheers shall each be liable, on a joint and several basis, for any breach or infringement of the obligations set forth herein.
9 Intellectual property
9.1	The term “intellectual property” as used in this article 9 includes all discoveries, studies, ideas, systems, computer programs, algorithms, methodologies, computer software, writings, and similar materials which may be of value to the Principal; the term includes, but is not limited to, patented or patentable inventions and copyrighted or copyrightable materials.

9.2	The Consultant will disclose to the Principal all intellectual property made, conceived, or created by it or by the Expert and/or any of the Consultant’s Affiliates at any time in the framework of the performance of the Services under this Agreement. The Consultant hereby assigns to the Principal all its rights, title and interest in all intellectual property made, conceived, or created by it at any time during the performance of this Agreement (whether alone or jointly with others):
9.2.1	based on, related to, resulting from or generated in connection with: (i) the Principal’s or its Related Companies’ past or present business activities and practice areas or those in which it may reasonably be expected to become engaged; or (ii) the skills and expertise for which the Consultant has been hired; or

9.2.2	the development of which was financially supported by the Principal or its Related Companies.
9.3	The Consultant understands that it, the Expert and/or the Consultant’s Affiliates will have no rights to any royalties or other compensation for the use of any patents, copyrights, or other intellectual property covered by this Agreement, unless expressly agreed in writing by the Principal.

10	Term and termination
10.1	This Agreement is concluded for a definite period of time of three (3) years, renewable by mutual consent, and shall commence on July 10, 2007.

10.2	The Consultancy and the Expert warrant that there is no express term in any contract or arrangement with any third party that prevents or is intended to prevent them from entering into this Agreement, and the Expert warrants that by entering into this Agreement he is not in breach of any implied duty of good faith or fidelity.

10.3	Each Party has the right to terminate this Agreement at any time notice thereof is delivered to the other Party by registered mail at least 30 days in advance.

Following any termination, the Consultant shall receive the following:
a.	all accrued and unpaid fees under article 5 through the Termination Date; and

b.	the amounts due per the Consultant’s NBGP Bonus pursuant to article 6 hereof, but only for transactions that closed prior to the Termination Date, provided that if this Agreement is terminated by the Principal for serious misconduct or serious fault of the Consultant, or by the Consultant without “Good Reason,” meaning in the absence of serious default hereunder by Principal, the Consultant shall not receive the RSU Component (as described in Schedule 1) of its NBGP Bonus.
In addition, if the Principal terminates this Agreement for any reason other than for serious misconduct or serious fault of the Consultant (or the Consultant terminates this Agreement due to the serious misconduct or serious fault of the Principal), the following applies:
a.	the Principal shall pay to the Consultant an indemnity in lieu of notice corresponding to eighteen (18) months of fees as defined under article 5.1 (any financial incentive, such as NBGP Bonus, as per article 6 and Schedule 1, to be excluded) if the Principal terminates this Agreement on or before July 10, 2010, or an indemnity in lieu of notice corresponding to twelve (12) months of fees as defined under article 5.1 (any financial incentive, such as NBGP Bonus, as per article 6 and Schedule 1 to be excluded) if the Principal terminates this Agreement after such date; and

b.	any RSU received previously by the Consultant shall ripen into a FR Share;.

c.	in the event of a termination due to a disability, any compensation provided under (a) and (b) above shall be offset Euro for Euro with any disability insurance payments received by Consultant or Expert.
10.4	Each Party can, for serious misconduct or serious fault of the other, terminate this Agreement without any payment or notice. In such case, the provisions under article 10.3 do not apply. The Party injured by the serious misconduct or serious fault must send by registered mail a letter of formal notice requiring the other Party to explain, justify and correct the misconduct or fault (except if the serious misconduct or serious fault is of such a nature that an immediate termination is justified). In the absence of a proper remedy thereof within one (1) month following the date of sending of the aforesaid letter, this Agreement shall automatically be terminated if the injured Party so requests in a registered letter to the other Party, without prejudice to any other claim which the injured Party may have.

10.5	The Principal may end this Agreement immediately without the need for notice, payment or indemnity where the Consultant: (i) proceeds to a merger or split or direct or indirect transfer of its business or of a branch of activities; or (ii) becomes subject to bankruptcy, judicial composition, insolvency, receivership or other similar proceedings; or (iii) becomes unable to procure the availability of the Expert, or of an alternative representative who is satisfactory to the Principal, to provide the Services as an Expert, whether by reason of the death, resignation or dismissal of Scheers.

10.6	Notwithstanding the aforementioned articles 10.3 to 10.6, articles 7, 8, 9, and 11 will remain in full force until the terms stipulated in articles 7, 8 and 9 have expired.
11	Restitution of properties

Upon termination of the Agreement, howsoever occasioned, the Consultant shall forthwith deliver to the Principal (without retaining copies of the same) all correspondence, minutes of meetings, specifications, accounts documents, reports and paper of any description relating to the affairs and business of the Principal (or any subsidiary or associated company) and all other property of the Principal within its possession or under its control.

12	Health and safety
12.1	The Consultant undertakes to strictly comply with the obligations relating to the well-being of any workers, as applicable, on the Principal’s site.

12.2	Should the Consultant not or not fully comply with the obligations referred in article 12.1, the Principal shall send by registered mail a letter of formal notice requiring the Consultant to fully comply with these obligations. In the absence of a proper remedy thereof within fifteen (15) days following the date of sending of the aforesaid letter, the Principal may take all appropriate measures in this respect, in all instances at the Consultant’s expense and risk.

12.3	The Parties are fully aware of their obligations under the law of 4 August 1996 on Health and Safety (published in the Belgian State Gazette 18 September 1996) and they undertake to fully comply with their obligations under said law.
13	Non-assignability
13.1	This Agreement shall not be directly or indirectly assignable nor its rights hereunder directly or indirectly transferred in any way by the Consultant except upon prior written consent of the Principal.

13.2	All provisions for this Agreement will be binding upon and will inure to the benefit of the Parties hereto and their respective successors and assignees becoming such in accordance with the terms hereof. This Agreement is made in consideration of the person of the signatory on behalf of the Consultant.
14	Entire Agreement
14.1	This Agreement (and the documents referred to herein) contains the entire agreement between the Parties with respect its subject matter. It replaces, supersedes and annuls all prior agreements, written or oral, written, exchanged or concluded between the Parties relating to the same subject matter, including, but not limited to, the Letter of Engagement of 1 June 2007.

14.2	No amendment of this Agreement shall be effective unless it is made in writing and signed by duly authorised representatives of both Parties.
15	Severability
15.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

15.2	If such illegal, invalid or unenforceable provision affects the entire nature of this Agreement, each Party shall use its reasonable best efforts to immediately negotiate in good faith a valid replacement provision.
16	Amendment – waiver
16.1	No failure of a Party to exercise any power given to it under this Agreement or insist upon strict compliance by the other Party with any obligation and no custom or practice of the Parties at variance with the terms of this Agreement, shall constitute any waiver of any of the Party’s rights under this Agreement. Any waiver shall be effective only if contained in a writing signed by or on behalf of the Party giving the waiver.

16.2	Waiver by a Party if any particular default by the other Party shall not affect or impair the Party’s rights in respect of any subsequent default of any kind by the other Party nor shall any delay or omission of a Party to exercise any rights arising from any default of the other Party affect or impair a Party’s rights in respect of the said default or any other default of any kind.
17	Governing law and jurisdiction
17.1	This Agreement shall be governed by and construed in accordance with Belgian laws.

17.2	Any disputes arising out of or in relation with this Agreement shall be finally resolved under the CEPANI Rules of Arbitration by one or more arbitrators appointed in accordance with those Rules. The seat of the arbitration shall be Brussels. The arbitration proceedings shall be conducted in the English language.
Notwithstanding the above, either Party shall have the right to seek injunctive relief in court to enforce the restrictions set forth in articles 7, 8 and 9.
Signed in Chicago, Illinois, United States of America, on July 10, 2007, in two copies, one copy for each Party.

The Principal	The Consultant

(read and approved)	(read and approved)

First Industrial-EU, Inc., represented by,	Jan Scheers BVBA, represented by,

/s/ Michael Brennan	/s/ Jan Scheers

Michael Brennan	Jan Scheers
President and Chief Executive Officer	Manager

Schedule 1
MD – Europe
Consultant’s NBG bonuses shall be calculated per Schedule A to the NBG Program as such schedule is in effect on July 10, 2007, except that (i) of those transactions referred to in such schedule as “Fee Generators, ” Consultant shall only be eligible for NBG bonuses with respect to “Stand-by Purchase Commitment” and “Other” and (ii) Consultant shall not be eligible for NBG bonuses with respect to transactions referred to in such schedule as “Net Lease Fund (UBS).”